January 26, 2006

Mr. Daniel P. Svilar
U.S. Energy Corp.
877 North 8th West
Riverton, WY 82501

	Re:	U.S. Energy Corp.
      Post-Effective Amendment No. 1 to Form S-1
		Filed October 25, 2005
		File No. 333-115477

		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 0-06814

		Form 10-Q for the Period Ended September 30, 2005
		Filed November 14, 2005

Dear Mr. Svilar:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. We understand that you would prefer to limit compliance with our prior comments to future filings on Forms 10-K and 10-Q. We are considering your request.
Form 10-Q for the Periods Ended September 30, 2005

Note 5, page 10

2. We note your response to our prior comment three in our letter dated November 18, 2005 where you discuss the gain you have deferred on the sale of Rocky Mountain Gas, Inc. The manner by which you are accounting for your investment in Enterra US Acquisitions Inc. shares in the interim remains unclear, as do the circumstances under which you will recognize the gain into income. Please tell us how you account for your investment in Enterra US Acquisitions Inc. shares presently, and your plans once the one year holding period has passed. Also clarify whether you intend to recognize the deferred gain at that time, or only upon subsequent sale of those shares. In addition, please clarify what you mean when you state that you "...will recognize the additional gain or loss when the shares are ultimately sold." Please cite the specific authoritative accounting literature that you have relied upon in evaluating the deferral and recognition of this gain; and in formulating a view on any accounting that may be necessary for the conversion feature.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Jennifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 or me at (202) 551-
3740
with any other questions. Direct all correspondence to the following
ZIP code:  20549-7010.

								Sincerely,


								H. Roger Schwall
								Assistant Director

cc:   J. Wynn
       J. Gallagher
       K. Hiller

       Stephen E. Rounds, Esq.
       (303) 377-0231
??

??

??

??

Mr. Daniel P. Svilar
U.S. Energy Corp.
January 26, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF CORPORATION FINANCE
MAIL STOP 7010